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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934


                              Siebel Systems, Inc.
                              --------------------
                                (Name of Issuer)


                         Common Stock, $0.001 par value
                         ------------------------------
                         (Title of Class of Securities)


                                    826170102
                                    ---------
                                 (CUSIP Number)


                                 August 1, 2005
             (Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which the Schedule is filed:

   [   ]    Rule 13d-1(b)
   [ X ]    Rule 13d-1(c)
   [   ]    Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 826170102

   1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         D. E. Shaw & Co., L.P.
         13-3695715

   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
         (A)   [ ]
         (B)   [ ]

   3.    SEC USE ONLY

   4.    CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF                 5.       SOLE VOTING POWER
SHARES
BENEFICIALLY
OWNED BY                           -0-
EACH
REPORTING
PERSON WITH
                          6.       SHARED VOTING POWER
                                   27,894,517

                          7.       SOLE DISPOSITIVE POWER
                                   -0-

                          8.       SHARED DISPOSITIVE POWER
                                   27,898,217

   9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         27,898,217

   10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

   11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         5.4%

   12.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         IA, PN


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CUSIP NO. 826170102

      1.   NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David E. Shaw

      2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
           (A)   [ ]
           (B)   [ ]

      3.   SEC USE ONLY

      4.   CITIZENSHIP OR PLACE OF ORGANIZATION
           United States

NUMBER OF                5.       SOLE VOTING POWER
SHARES
BENEFICIALLY
OWNED BY                          -0-
EACH
REPORTING
PERSON WITH
                         6.       SHARED VOTING POWER
                                  27,894,517

                         7.       SOLE DISPOSITIVE POWER
                                  -0-

                         8.       SHARED DISPOSITIVE POWER
                                  27,898,217

      9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           27,898,217

      10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

      11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
           5.4%

      12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
           IN


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ITEM 1.
    (A)   NAME OF ISSUER: Siebel Systems, Inc.

    (B)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
            2207 Bridgepointe Parkway
            San Mateo, CA  94404

ITEM 2.
    (A)   NAME OF PERSON FILING:
            D. E. Shaw & Co., L.P.
            David E. Shaw

    (B)   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
            The business address for each reporting person is:
            120 W. 45th Street, Tower 45, 39th
            Floor New York, NY 10036

     (C)  CITIZENSHIP:
            D. E. Shaw & Co., L.P. is a limited partnership organized under the laws of the state of Delaware.
            David E. Shaw is a citizen of the United States of America.

     (D)  TITLE OF CLASS OF SECURITIES:
            Common Stock, $0.001 par value

     (E)  CUSIP NUMBER:
            826170102



ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B) OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

Not applicable

ITEM 4.        OWNERSHIP

As of August 10, 2005:

(a) Amount beneficially owned:
    D. E. Shaw & Co., L.P.:             27,898,217 shares

                                        This is composed of (i) 779,800 shares in the name of D. E. Shaw Investment
                                        Group, L.L.C., (ii) 30,000 shares that D. E. Shaw Investments, L.P. has the right to acquire through the exercise of listed call options, (iii) 11,218,390 shares in the name of D. E. Shaw Valence Portfolios, L.L.C., (iv) 270,000 shares that D. E. Shaw Valence, L.L.C. has the right to acquire through the exercise of listed call options, (v) 4,276,259 shares in the name of
                                        D. E. Shaw Meniscus Portfolios, L.L.C., (vi) 11,320,068 shares in the name of
                                        D. E. Shaw Oculus Portfolios, L.L.C., and (vii) 3,700 shares under the management of D. E. Shaw Investment Management, L.L.C.


David E. Shaw:                          27,898,217 shares

                                        This is composed of (i) 779,800 shares in the name of D. E. Shaw Investment
                                        Group, L.L.C., (ii) 30,000 shares that D. E. Shaw Investments, L.P. has the right to acquire through the exercise of listed call options, (iii) 11,218,390 shares in the name of D. E. Shaw Valence Portfolios, L.L.C., (iv) 270,000 shares that D. E. Shaw Valence, L.L.C. has the right to acquire through the exercise of listed call options, (v) 4,276,259 shares in the name of D. E. Shaw Meniscus Portfolios, L.L.C., (vi) 11,320,068 shares in the name of
                                        D. E. Shaw Oculus Portfolios, L.L.C., and (vii) 3,700 shares under the management of D. E. Shaw Investment Management, L.L.C.

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(b)   Percent of class:
          D. E. Shaw & Co., L.P.:            5.4%
          David E. Shaw:                     5.4%


(c)   Number of shares to which the person has:
         (i)   Sole power to vote or to direct the vote:
                  D. E. Shaw & Co., L.P.:            -0- shares
                  David E. Shaw:                     -0- shares

         (ii)  Shared power to vote or to direct the vote:
                  D. E. Shaw & Co., L.P.:            27,894,517 shares
                  David E. Shaw:                     27,894,517 shares

         (iii) Sole power to dispose or to direct the disposition of:
                  D. E. Shaw & Co., L.P.:            -0- shares
                  David E. Shaw:                     -0- shares

         (iv)  Shared power to dispose or to direct the disposition of:
                  D. E. Shaw & Co., L.P.:            27,898,217 shares
                  David E. Shaw:                     27,898,217 shares

David E. Shaw does not own any shares directly. By virtue of David E. Shaw's position as President and sole shareholder of D. E. Shaw & Co., Inc., which is the general partner of D. E. Shaw & Co., L.P., which in turn is the managing member and investment adviser of D. E. Shaw Investment Group, L.L.C. and
D. E. Shaw Valence Portfolios, L.L.C., the general partner of
D. E. Shaw Investments, L.P., the managing member of D. E. Shaw Valance, L.L.C. and D. E. Shaw Investment Management, L.L.C., and the investment adviser of
D. E. Shaw Meniscus Portfolios, L.L.C. and D. E. Shaw Oculus Portfolios, L.L.C., and by virtue of David E. Shaw's position as President and sole shareholder of D. E. Shaw & Co. II, Inc., which is the managing member of
D. E. Shaw & Co., L.L.C., which in turn is the managing member of
D. E. Shaw Meniscus Portfolios, L.L.C. and D. E. Shaw Oculus Portfolios, L.L.C., David E. Shaw may be deemed to have the shared power to vote or direct the vote of 27,894,517 shares, and the shared power to dispose or direct the disposition of 27,898,217shares, the 27,898,217 shares as described above constituting 5.4% of the outstanding shares and, therefore, David E. Shaw may be deemed to be the beneficial owner of such shares. David E. Shaw disclaims beneficial ownership of such 27,898,217 shares.

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
Not Applicable

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON
Not Applicable

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
Not Applicable

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP
Not Applicable

ITEM 10.       CERTIFICATION

By signing below, each of D. E. Shaw & Co., L.P. and David E. Shaw certify that, to the best of such reporting person's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect.


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SIGNATURE
After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct. A Power of Attorney, dated February 24, 2004, granted by David E. Shaw in favor of Julius Gaudio, is attached hereto.

Dated: August 11, 2005


                                   D. E. Shaw & Co., L.P.

                                   By: /s/Julius Gaudio
                                   --------------------
                                   Julius Gaudio
                                   Managing Director




                                   David E. Shaw

                                   By: /s/ Julius Gaudio
                                   ---------------------
                                   Julius Gaudio
                                   Attorney-in-Fact for David E. Shaw